SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 27, 2008
(Commission File No. 1-14846)
This Report on Form 6-K shall be incorporated by reference in our automatic shelf registration statement on Form F-3 (File no. 333-132662) to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

AngloGold Ashanti Limited
(Name of Registrant)
76 Jeppe Street
Newtown, Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑       Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐       No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐       No: ☑
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐      No: ☑

Enclosures:	Conformed copy of underwriting agreement (omitting certain annexures) among AngloGold Ashanti Limited and, for themselves and on behalf of each of the several underwriters named therein, Goldman Sachs International, UBS Limited and Morgan Stanley & Co. International plc (the “underwriting agreement”)

Conformed copy of amendment to the underwriting agreement among AngloGold Ashanti Limited, Goldman Sachs International, UBS Limited, Morgan Stanley & Co. International plc and J.P. Morgan Securities Ltd. (the “amendment to underwriting agreement”)

Conformed copy of pricing supplement among AngloGold Ashanti Limited and, for themselves and on behalf of each of the several underwriters named in the underwriting agreement, Goldman Sachs International, UBS Limited Morgan Stanley & Co. International plc and J.P. Morgan Securities Ltd. (the “pricing supplement”)
The enclosed conformed copies of the underwriting agreement, amendment to underwriting agreement and pricing supplement together constitute Exhibit 1.2.1 of our registration statement on Form F-3 (File no. 333-132662).

2

ANGLOGOLD ASHANTI LIMITED
Ordinary Shares, par value 25 ZAR cents

Underwriting Agreement

May 5, 2008
Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom
UBS Limited
1 Finsbury Avenue
London, EC2M 2PP
United Kingdom
As Co-representatives of the several Underwriters named in Schedule I hereto (the “Representatives”),
Ladies and Gentlemen:
     AngloGold Ashanti Limited, a public company with limited liability incorporated under the laws of the Republic of South Africa (the “Company”), intends to seek the authorization of its Shareholders (as defined below) to grant authority to the Board of Directors of the Company to allot and issue up to a maximum of 71,000,000 additional ordinary shares, par value ZAR 25 cents per share (“Shares”) in the authorized but unissued share capital of the Company by way of a renounceable rights offer of up to a maximum of 71,000,000 Shares, at a general meeting of the Shareholders for such purpose (such general meeting, the “GM”, and such shareholder authorization, “Shareholder Issuance Approval”).
     The Company intends, subject to the terms and conditions stated herein, to offer up to a maximum of 71,000,000 Shares, in the form of Shares or American depositary shares representing Shares (“ADSs”) (the exact number of such Shares to be offered as specified on the front cover of the Rights Prospectus Supplement (as defined below), which shall not be more than 71,000,000 Shares, the “Offered Shares”). The Offered Shares will be offered in a rights offering (the “Rights Offering”) scheduled to commence (A) on June 4, 2008 (such date, or such other commencement date agreed between the Company and the Representatives, the

“Rights Offering Commencement Date”) to holders of its ADSs (the “ADS Holders”) who are holders of record on June 3, 2008 (the “ADS Record Date”) and (B) on June 9, 2008 (the “Share Rights Offering Commencement Date”) to holders of its Shares (the “Stockholders”, and together with the ADS Holders, the “Shareholders”) who are holders of record on June 6, 2008 (the “Share Record Date”, and together with the ADS Record Date, the “Record Dates”).
     The Company is granting (A) Stockholders rights in the form of renounceable (nil paid) letters of allocation to subscribe at the subscription price per share set forth in Section 2(a) (the “Subscription Price”) for their pro rata share of the Offered Shares in the form of Shares (“Share Rights”) and (B), through the ADS Rights Agent (as defined below) acting pursuant to the ADS Rights Agency Agreement (as defined below), ADS Holders rights to subscribe at the Subscription Price for their pro rata share of the Offered Shares in the form of ADSs (the “ADS Rights” and, together with the Share Rights, the “Rights”). In addition, the Company will permit Shareholders and transferees of Rights who have subscribed for Offered Shares to subscribe at the Subscription Price for any Offered Shares, in the form of Shares or ADSs, depending on whether Share Rights or ADS Rights are exercised, that are not subscribed for pursuant to the exercise of Rights (the “Secondary Allocations”). After allocation of all Rights subscribed in the Rights Offering, the Company will allocate Offered Shares pursuant to the Secondary Allocations as follows: first, to subscribers of the Rights that apply for a greater number of Offered Shares than their Rights otherwise entitle them, such excess allocations to be made on the basis described in the Pricing Prospectus and the Rights Circular, and thereafter, to the extent that any Secondary Allocations remain available for subscription, to subscribers procured by the Underwriters or, failing that, the Underwriters, on the terms and conditions set forth in this Agreement. Each holder of ADS Rights that applies for a greater number of Offered Shares than its ADS Rights otherwise entitle it will receive its Secondary Allocation, in the form of ADSs, of the Offered Shares allocated to the Depositary (as defined below), pro rata based on the total number of such excess applications made by all holders of ADS Rights. The allocation priority described in the preceding two sentences is referred to herein as the “Agreed Allocation Priority”.
     Share Rights may be exercised by the holders thereof during the period from 9:00 a.m. (Johannesburg time) on June 9, 2008 through 12:00 p.m. (Johannesburg time) on July 4, 2008 (the “Subscription Period Expiration”); ADS Rights may be exercised by the holders thereof during the period from 9.00 a.m. (New York City time) on the Rights Offering Commencement Date through 5:00 p.m. (New York City time) on June 23, 2008. The Share Rights are expected to trade on the JSE Limited during the period from June 2, 2008 (the “JSE Trading Commencement Date”) through June 27, 2008 (the “JSE Trading End Date”); the ADS Rights are expected to trade on the New York Stock Exchange during the period from the May 29, 2008 (the “NYSE Trading Commencement

Date”) through June 20, 2008 (the “NYSE Trading End Date”). All periods in this paragraph are inclusive of the commencement and end dates.
     In order to facilitate the successful completion of the Rights Offering, the underwriters named in Schedule I hereto (the “Underwriters”) propose, subject to the terms and conditions stated herein, to subscribe for up to all of the Offered Shares at the Subscription Price, and the Company proposes to issue to the subscribers procured by the Underwriters or the Underwriters up to the number of Offered Shares that are not otherwise subscribed for in the Rights Offering, including Offered Shares subscribed for in connection with the Secondary Allocations (the “Underwriting Commitment”).
     The parties hereto understand and agree that the aggregate number of Offered Shares to be allocated to the Underwriters pursuant to the Underwriting Commitment (the “Allotted Shares”) will be the number of Offered Shares notified to the Underwriters by the Company in accordance with Section 2(d) hereof as soon as practicable after the close of business on the Subscription Period Expiration and, in any event, by not later than 4:00 p.m. Johannesburg time on Monday, July 7, 2008 (the “Determination Time”). Such number shall be equal to the aggregate number of Offered Shares less the Exercised Amount. The “Exercised Amount” shall be equal to the aggregate of (1) any Offered Shares, whether in the form of Shares or ADSs, that have been subscribed and paid for by Shareholders, or transferees of Rights, pursuant to the exercise of the Rights prior to the Subscription Period Expiration in the case of holders of Share Rights and prior to 5.00 p.m. (New York City time) on June 23, 2008 in the case of holders of ADS Rights and (2) any Offered Shares that have been determined by the Company prior to the Determination Time to be allocated to subscribers other than the Underwriters pursuant to the Secondary Allocations. The parties hereto acknowledge that by their mutual agreement they may change the Determination Time but that nothing herein shall obligate any party to agree to such an amendment.
     The Underwriters may elect to direct delivery of the Allotted Shares, or take delivery of the Allotted Shares themselves, in the form of Shares or in the form of ADSs.
     The ADSs are to be issued pursuant to a deposit agreement, dated as of June 26, 1998, (as amended) among the Company, Bank of New York, as depositary (the “Depositary”), and holders from time to time of the American Depositary Receipts (the “ADRs”) issued by the Depositary and evidencing the ADSs (as amended and as may be further amended from time to time, the “Deposit Agreement”). Each ADS will initially represent the right to receive one Share deposited pursuant to the Deposit Agreement. In addition, the Company intends to enter into a rights agency agreement (the “ADS Rights Agency Agreement”) among the Company and The Bank of New York, as ADS rights agent (in such capacity, the “ADS Rights Agent”), in relation to the Rights Offering to ADS Holders.
     In connection with the Rights Offering and any offering by the Underwriters of Allotted Shares, the Company will prepare a prospectus supplement describing, inter alia, the Rights and the Offered Shares (the “Rights Prospectus Supplement”) and a prospectus supplement relating only to offers and sales of the Allotted Shares, if required, each to be filed with the Commission (as defined below) pursuant to Rule 424(b) under the Act (as defined below). In connection with the Rights Offering, pursuant to applicable JSE Limited listing requirements and the South African Companies Act No. 61 1973, as amended, the Company will prepare a shareholder circular describing, inter alia, the Share Rights (the “Rights Circular”).
     Except as used in Section 4 herein, and except as the context may otherwise require, references hereinafter to the Offered Shares shall refer to the Offered Shares, whether in the form of Shares or ADSs. For the avoidance of doubt, except as the context may otherwise require, references to the Offered Shares shall include the Allotted Shares, whether in the form of Shares or ADSs (except in the case of Section 4 hereof).
     Section 1. The Company represents and warrants to, and agrees with, each of the Underwriters as set forth below. Each representation, warranty and agreement set forth in this Section 1 shall be made as of (i) the date of this Agreement, (ii) each of the Rights Offering Commencement Date and the Share Rights Offering Commencement Date, (iii) the Subscription Period Expiration, (iv) each of the dates on which Offered Shares are delivered (allotted and issued) by the Company to Shareholders, or transferees of Rights, pursuant to (A) the exercise of Rights (such date, the “Rights Settlement Date”) and (B) the allocation to Shareholders, or their respective transferees of Rights, pursuant to Secondary Allocations (such date, the “Oversubscription Settlement Date”), (v) the time when the Underwriters first confirm subscriptions or sales, as applicable, of Allotted Shares, if any, to subscribers thereof (the “Confirmations Time”) and the (vi) Time of Delivery (as defined below), except that representations in Section 1(g)(ii)-(iv), (n), (q) and (t)(i)-(v) shall not be made as of the date of this Agreement; provided that for the purposes of giving the representations, warranties and agreements as of the date hereof in this Section 1, the term “Pricing Prospectus” shall mean the draft Rights Prospectus Supplement taken together with the Basic Prospectus (as defined below) in the form first filed with the Commission on or before the date hereof and the draft annual report for the year ended December 31, 2007 on Form 20-F (the “Draft 20-F”) attached as Annexures II(a), II(b) and II(c) and the term “Rights Circular” shall mean the draft Rights Circular attached as Annex II(d) hereto provided further that it is understood the Company may revise the draft Rights Prospectus Supplement, Draft 20-F and draft Rights Circular after the date hereof in consultation with the Representatives;

     (a) An “automatic shelf registration statement” as defined under Rule 405 under the Securities Act of 1933, as amended, (the “Act” or the “Securities Act”) on Form F-3 (File No. 333-132622) in respect of the Rights and the Offered Shares has been filed with the Securities and Exchange Commission (the “Commission”) not earlier than three years prior to the date hereof; such registration statement, and any post-effective amendment thereto, became effective on filing; and no stop order suspending the effectiveness of such registration statement or any part thereof has been issued and to the Company’s knowledge no proceeding for that purpose has been initiated or threatened by the Commission, and no notice of objection of the Commission to the use of such registration statement or any post-effective amendment thereto pursuant to Rule 401(g)(2) under the Act has been received by the Company (the base prospectus filed as part of such registration statement, in the form in which it has most recently been filed with the Commission on or prior to the date on which this representation is made, is hereinafter called the “Basic Prospectus”; any preliminary prospectus or prospectuses (including any preliminary prospectus supplement) relating to the Rights or the Offered Shares or the Allotted Shares filed with the Commission pursuant to Rule 424(b) under the Act is hereinafter called a “Preliminary Prospectus”; the various parts of such registration statement, including all exhibits thereto and including any prospectus supplement or supplements relating to the Rights or the Offered Shares or the Allotted Shares that is filed with the Commission (each a “Prospectus Supplement”) and deemed by virtue of Rule 430B to be part of such registration statement, each as amended at the time such part of the registration statement became effective, are hereinafter collectively called the “Registration Statement”; the Basic Prospectus, as amended and supplemented immediately prior to each time a representation is being made (such time immediately prior to each time a representation is made, the “Applicable Time”) including, for the avoidance of doubt, without limitation, by any Preliminary Prospectus or any Prospectus Supplement or Supplements, is hereinafter called the “Pricing Prospectus”; the form of the final prospectus relating to the Rights and the Offered Shares filed with the Commission pursuant to Rule 424(b) under the Act in accordance with Section 5(a) hereof is hereinafter called the “Prospectus” provided that the term “Prospectus” shall include any Prospectus Supplement in respect of the Allotted Shares if such a Prospectus Supplement has been filed with the Commission pursuant to Rule 424(b) under the Act; any reference herein to the Basic Prospectus, the Pricing Prospectus, any Preliminary Prospectus, any Prospectus Supplement or the Prospectus shall be deemed to refer to and include the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the Act, as of the date of such prospectus; any reference to any amendment or supplement to the Basic Prospectus, any Preliminary Prospectus or the Prospectus shall be deemed to refer to and include any post-effective amendment to the Registration Statement, any prospectus supplement relating to the Rights or the Offered Shares or Allotted Shares filed with the Commission pursuant to Rule 424(b) under the Act and any documents filed under the Securities Exchange Act of 1934, as amended (the “Exchange

Act”), and incorporated therein, in each case after the date of the Basic Prospectus, such Preliminary Prospectus, or the Prospectus, as the case may be; any reference to any amendment to the Registration Statement shall be deemed to refer to and include any annual report of the Company filed pursuant to Section 13(a) or 15(d) of the Exchange Act after the effective date of the Registration Statement that is incorporated by reference in the Registration Statement; and any “issuer free writing prospectus” as defined in Rule 433 under the Act relating to the Rights or the Offered Shares is hereinafter called an “Issuer Free Writing Prospectus”);
     (b) No order preventing or suspending the use of any Preliminary Prospectus, any Prospectus Supplement or any Issuer Free Writing Prospectus has been issued by the Commission, and any Preliminary Prospectus taken together with the Basic Prospectus and each Prospectus Supplement taken together with the Basic Prospectus, at the time of filing thereof, conformed or will conform in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, and did not or will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and the Prospectus, as of its date and as of the Rights Settlement Date, the Oversubscription Settlement Date and the Time of Delivery, did not or will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein;
     (c) The Pricing Prospectus as supplemented by those Issuer Free Writing Prospectuses and other documents listed in Schedule II(a) hereto on the date of such representation, if applicable, taken together (collectively, the “Pricing Disclosure Package”) as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Issuer Free Writing Prospectus listed on Schedule II(a) or Schedule II(b) hereto on each date this representation is made does not conflict with the information contained in the Registration Statement, the Pricing Prospectus or the Prospectus and each such Issuer Free Writing Prospectus, as supplemented by and taken together with the Pricing Disclosure Package as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to statements or omissions made in an Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein;
     (d) The documents incorporated by reference in the Pricing Prospectus and the Prospectus, when they became effective or were filed with the Commission, as the case may be, conformed in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder, any further documents so filed and incorporated by reference in the Prospectus or any further amendment or supplement thereto, when such documents become effective or are filed with the Commission, as the case may be, will conform in all material respects to the requirements of the Act or the Exchange Act, as applicable, and the rules and regulations of the Commission thereunder; provided that no such documents were filed with the Commission since the Commission’s close of business on the business day (which term shall mean for this subsection Section 1(d) any day when the Commission’s office in Washington D.C. is open for business) immediately prior to the date of this Agreement and prior to the execution of this Agreement, except as set forth on Schedule II(c) hereto and except for such other documents as were delivered to you prior to the Applicable Time;
     (e) The Registration Statement conforms, and the Prospectus and any further amendments or supplements to the Registration Statement and the Prospectus conform and will conform, in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder and do not and will not, as of the applicable effective date as to each part of the Registration Statement and as of the applicable filing date as to the Prospectus and any amendment or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein;
     (f) A registration statement on Form F-6 (File No. 333-133049) in respect of the ADSs has been filed with the Commission; such registration statement, as amended from time to time, excluding exhibits, in the form heretofore delivered to you for each of the other Underwriters has been declared effective by the Commission in such form; no stop order suspending the effectiveness of such registration statement has been issued and to the Company’s knowledge, no proceeding for that purpose has been initiated or threatened by the Commission (the various parts of such registration statement, including all exhibits thereto, each as amended at the time such part of the registration statement became effective, being hereinafter called the “ADS Registration Statement”); and the ADS Registration Statement when it became effective conformed, and any further amendments thereto will conform, in all material respects to the requirements of the Act and the rules and regulations of the

Commission thereunder, and did not, as of the applicable effective date, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading;
     (g) The Rights Circular, as amended and supplemented, (i) is in compliance with the requirements for a circular to shareholders in connection with a rights offering set forth in the listing requirements of the JSE Limited and the requirements of the South African Companies Act No. 61 1973, as amended, and (ii) has been approved for distribution by the JSE Limited and registered by the South African Registrar of Companies; (iii) neither the JSE Limited nor the South African Registrar of Companies has requested the Company make any changes to the Rights Circular; and (iv) neither the JSE Limited nor the South African Registrar of Companies has required or requested the Company to limit or suspend distribution of the Rights Circular;
     (h) Neither the Company nor any of its subsidiaries has sustained since the date of the latest audited financial statements included or incorporated by reference in the Pricing Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, in each case materially adverse to the Company and its subsidiaries taken as a whole, otherwise than as set forth or contemplated in the Pricing Prospectus; and, since the respective dates as of which information is given in the Pricing Prospectus and, if this representation is made on or after the filing of a Prospectus Supplement with the Commission pursuant to Rule 424 under the Act, the Registration Statement, there has not been any material adverse change in the capital stock of the Company or any material increase in the long-term debt of the Company and its subsidiaries taken as a whole or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries taken as a whole, in each case otherwise than as set forth or contemplated in the Pricing Prospectus;
     (i) The Company and its subsidiaries have good and marketable title to all real property owned by them free and clear of all liens, encumbrances and defects, and any real property and buildings held under lease by the Company and its subsidiaries are held by them under valid, subsisting and enforceable leases except, in each case, as described in the Pricing Prospectus or as would not, individually or in the aggregate, have a material adverse effect on the business affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries taken as a whole (a “Material Adverse Effect”);
     (j) The Company is duly incorporated as a public company with limited liability and validly existing under the laws of the Republic of South Africa, is not in bankruptcy, liquidation, receivership or under judicial management (and no order or resolution therefor has been presented and no notice of appointment of any liquidator, receiver, administrative receiver, administrator or judicial manager has been given) and has full power and authority under its memorandum and articles of association and otherwise to own its assets and conduct its business;
     (k) The Company has an authorized and issued share capital as set forth in each of the Pricing Prospectus and the Rights Circular, and all of the outstanding shares of capital stock of the Company have been duly and validly authorized and issued, are fully paid and not subject to further calls or assessment by the Company and conform in all material respects to the description of the Shares contained in the Pricing Prospectus; all of the issued shares of capital stock of each subsidiary of the Company listed in Schedule III have been duly and validly authorized, allotted and issued, are fully paid and not subject to further calls or assessment by the Company and (except for directors’ qualifying shares and except as set forth in the Pricing Prospectus) are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims; all of the issued Shares have been duly listed and admitted for trading on the JSE Limited, the New York Stock Exchange (in the form of ADSs), the London Stock Exchange, Euronext Paris and on the Australian Stock Exchange (in the form of Clearing House Electronic Subregister System (“CHESS”) Depositary Shares represented by CHESS Depositary Interests (“CDIs”)), the Ghana Stock Exchange (in the form of ordinary Shares and Ghanaian Depositary Shares) and are quoted on Euronext Brussels (in the form of International Depositary Receipts (“IDRs”) (the “Stock Exchanges”); other than as contemplated hereunder and in the Pricing Prospectus, the holders of outstanding shares of capital stock of the Company are not entitled to preemptive or similar rights to acquire the Offered Shares or the ADSs which have not been complied with, extinguished or waived; other than the Rights, if allotted and issued at the time this representation is made, there are no outstanding rights, warrants or options to acquire, or instruments convertible into or exchangeable for, any share capital or other equity interest in the Company, or any contract, commitment, agreement, understanding or arrangement of any kind relating to the issuance of any share capital of the Company, any such convertible or exchangeable securities or any such rights, warrants or options, or obligations of the Company to issue, the Offered Shares or any other class of capital stock of the Company (except (A) in connection with the acquisition of Golden Cycle Corporation by the Company and (B) in each case, as set forth in the Pricing Prospectus); and there are no restrictions on subsequent transfers of the Offered Shares or ADSs except as described in each of the Pricing Prospectus and in the Rights Circular (with respect to Offered Shares in the form of Shares only) or under the securities laws of countries other than the United States (except those restrictions imposed on affiliates of the Company by the Act and rules promulgated thereunder) and the Republic of South Africa;
     (l) (i) The Offered Shares, the Share Rights and the ADS Rights conform, or will conform, in all material respects to, and entitle or will entitle the holders thereof to the rights set forth in, the description of the Offered Shares, the

ADSs, the Share Rights and the ADS Rights, respectively, contained in the Pricing Prospectus; (ii) the Offered Shares (in the form of Shares) and the Share Rights conform, or will conform, in all material respects to, and entitle or will entitle the holders thereof to the rights set forth in, the description of the Offered Shares and the Share Rights, respectively, contained in the Rights Circular; and (iii) there are no restrictions upon the voting rights of any of the Offered Shares or the transfer of any of the Offered Shares, the Share Rights or the ADS Rights pursuant to the Company’s Memorandum and Articles of Association or other governing documents or any agreement or other instrument to which the Company is a party or by which it may be bound or the securities laws of the United States (except those restrictions imposed on affiliates of the Company by the Act and the rules promulgated thereunder) or the Republic of South Africa;
     (m) Upon the issuance of Share Rights in respect of Offered Shares in the form of Shares and ADS Rights in respect of Offered Shares in the form of ADSs, such Rights will be duly and validly issued, and the persons to whom such Rights are allocated will be entitled to the rights specified by South African law and the Articles of Association of the Company, in the case of Share Rights, and to the rights specified in the certificate representing the ADS Rights, in the case of the ADS Rights;
     (n) The admission of the ADS Rights to trading on the New York Stock Exchange and the Share Rights to trading on the JSE Limited has been, duly approved by the New York Stock Exchange or the JSE Limited, as applicable, such admission to become effective on or before the NYSE Trading Commencement Date in the case of trading on the New York Stock Exchange and the JSE Trading Commencement Date in the case of trading on the JSE Limited and no such approval has been, or will have been on or before the NYSE Trading End Date in the case of trading on the New York Stock Exchange or the JSE Trading End Date in the case of trading on the JSE Limited, suspended, withdrawn or terminated; the Offered Shares, have been approved for listing and admitted for trading, or will have been duly approved for listing and admitted for trading on or before the Rights Settlement Date, on the JSE Limited and the New York Stock Exchange and, in each case, subject only to their issue, and no such approval has, or will have on or before the Time of Delivery, been suspended, withdrawn or terminated;
     (o) The Deposit Agreement has been duly authorized, executed and delivered by the Company, and constitutes a valid and legally binding agreement of the Company, enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles; upon issuance by the Depositary of ADRs evidencing ADSs, whether in connection with Offered Shares to be delivered on the Rights Settlement Date, the Oversubscription Settlement Date or the Time of Delivery, if any, and the deposit of Offered Shares in respect thereof in accordance with the provisions of the Deposit Agreement, such ADRs will be duly and validly issued and the persons in whose names the ADRs are registered will be entitled to the rights specified therein and in the Deposit Agreement; and the Deposit Agreement and the ADRs conform in all material respects to the descriptions thereof contained in the Pricing Prospectus;
     (p) The Offered Shares may be freely deposited by the Company with the Depositary against issuance of ADRs evidencing ADSs; and the Offered Shares in the form of Shares to be issued by the Company will be freely transferable by the Company to or for the account of the subscribers therefor;
     (q) The Shareholder Issuance Approval has been duly passed by the shareholders of the Company; and the Shareholder Issuance Approval duly authorizes the Company to allot and issue a number of Shares equal to the Offered Shares in connection with the Rights Offering;
     (r) The Offered Shares have been duly authorized and, when issued and delivered (i) to subscribers of the Exercised Amount; or (ii) to subscribers procured by the Underwriters or, failing that, the Underwriters in accordance with the terms of this Agreement, will be validly issued, fully paid and non-assessable, and the issuance of such Offered Shares will not be subject to any preemptive or similar rights;
     (s) As soon as practicable following issuance of Offered Shares to be allotted and issued in the form of ADSs, whether on the Rights Settlement Date, the Oversubscription Settlement Date or the Time of Delivery, the relevant Offered Shares will be deposited with the Depositary pursuant to the Deposit Agreement, and the ADSs will be duly and validly issued and delivered to subscribers therefor (provided that on each of the Rights Settlement Date and Oversubscription Settlement Date, such ADSs will not be delivered to subscribers therefor until payment plus the applicable issuance fee for such ADSs has been paid by such subscriber and further provided that the number of ADSs such subscriber subscribed for may be reduced in the circumstances described in the Pricing Prospectus under the caption “The Rights Offering–Subscription by Holders of ADSs–ADS Subscription Price”);
     (t) All consents, approvals, authorizations, orders, registrations, clearances and qualifications of or with any court or governmental agency or body or any stock exchange authorities (hereinafter referred to as a “Governmental Agency”) having jurisdiction over the Company (hereinafter referred to as “Company Governmental Authorizations”) required to be obtained by the Company in each jurisdiction in which the Rights Offering is being made for each of (i) the issue of the Share Rights and ADS Rights, (ii) the issue of the Offered Shares, (iii) the listing of the Share Rights and the ADS Rights, respectively, on the JSE Limited and New York Stock Exchange, (iv) the deposit of Offered Shares to be allotted and issued by the Company, and the issuance of ADRs in respect thereof, (v) the sale and delivery of any Allotted Shares and (vi) the execution, delivery and performance by the Company of this Agreement have been obtained or made and are in full force and effect including the approval of the South African Reserve Bank in respect of the Company’s offering of each of the Rights and the Offered Shares as contemplated herein; provided that as made on the date hereof, the representation in clause (vi) of this Section 1(t) shall not extend to the performance of this Agreement by the Company that would require the following approvals: (A) the JSE Limited and the South African Registrar of Companies in respect of the Rights Circular and ancillary documents and (B) the Ghanaian Securities and Exchange Commission and Ghanaian Stock Exchange in respect of the Rights Offering;
     (u) All expressions of opinion, intention or expectation in each of the Pricing Prospectus and the Rights Circular, including, without limitation, the estimates and projections included under the caption “Prospectus Supplement Summary” in the Pricing Prospectus or “8. Prospects and Recent Developments” in the Rights Circular on the part of the Company, its directors or management are, and in the Prospectus are or will be, fairly and honestly held and have been made on reasonable grounds after due and careful consideration and inquiry, in each case subject to the assumptions set forth therein and to the risks and uncertainties contemplated under the captions “Forward-looking Statements” and “Note Regarding Forward-looking Statements” in the Pricing Prospectus and “Certain Forward-looking Statements” in the Rights Circular, as applicable;
     (v) The issue of the Share Rights by the Company and the ADS Rights by the Depositary, acting on the Company’s request, and the allotment and issue of the Offered Shares by the Company and the deposit of the Offered Shares by the Company with the Depository against issuance of the ADSs, the execution and delivery of this Agreement and the compliance by the Company with all of the provisions of, and performance of its obligation under, this Agreement and the Deposit Agreement and the consummation of the transactions herein contemplated have not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, except as would not both (i) have a Material Adverse Effect and (ii) adversely affect the consummation of the transactions contemplated herein to a material extent, nor will such action by the Company result in any violation of the provisions of the Memorandum and Articles of Association or Bylaws of the Company or any statute or any order, rule or regulation of any Governmental Agency having jurisdiction over the Company or any of its properties; and no consent, approval, authorization, order, registration or qualification of or with any such Governmental Agency is required for the issue of the Share Rights by the Company the issue of the ADS Rights by the Depositary, acting on the Company’s request, the allotment and issue of Offered Shares by the Company, the deposit of the Offered Shares with the

Depositary or the consummation by the Company of the transactions contemplated by this Agreement except (i) the registration under the Act of the Rights and the Offered Shares, (ii) such Company Governmental Authorizations as have been duly obtained or made and are in full force and effect and copies of which have been furnished to you, (iii) such Company Governmental Authorizations as may be required under state securities or Blue Sky laws or any securities laws of jurisdictions outside the Republic of South Africa and the United States and (iv) the approval by the JSE Limited of the Rights Circular and the registration by the South African Registrar of Companies of the Rights Circular;
     (w) Neither the Company nor any of its subsidiaries is in violation of its Memorandum and Articles of Association or Bylaws or, except as would not, individually or in the aggregate, have a Material Adverse Effect, in default in the performance or observance of any obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound;
     (x) Other than as set forth in the Pricing Prospectus, no stamp or other issuance or transfer taxes, levies or duties or any other tax and no capital gains, income (other than income tax payable by any Underwriters whose net income is generally subject to tax by the Republic of South Africa or who perform any services hereunder through a permanent establishment or a fixed base in the Republic of South Africa), withholding or other taxes are payable or will be payable immediately following the completion any of the transactions contemplated hereunder by or on behalf of the recipients of Rights, subscribers for Offered Shares, including those procured by the Underwriters, or the Underwriters to the Republic of South Africa or any political subdivision or taxing authority thereof or therein in connection with (i) the issue and delivery of the Rights, (ii) the deposit by the Company of Offered Shares with the Depositary against issuance of ADSs, (iii) the allotment issuance, sale and delivery by the Company of Offered Shares to the subscribers thereof and the issuance by the Depositary, at the Company’s request, of the Offered Shares in the form of ADSs and the sale and delivery of the same by the Company to subscribers thereof, including, in each case, those procured by the Underwriters, or to or for the respective accounts of the Underwriters or (iv) the performance by the Company of its obligations under this Agreement, it being understood that any subsequent transfer of Rights or Offered Shares by the subscribers thereof, including those procured by the Underwriters, or the Underwriters, may cause such taxes to be payable;
     (y) Neither the Company nor any of its subsidiaries has taken, directly or indirectly, any action which was designed to or which has constituted or which would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company, in each case in violation of applicable laws, to facilitate the sale or resale of the Rights or the Offered Shares;
     (z) The statements set forth or incorporated by reference in the Pricing Prospectus and the Prospectus under the captions “The Rights Offering”, “Description of Ordinary Shares and ADSs” and “Taxation” and the statements set forth in the Rights Circular under the caption “3. Particulars of the Rights Offer” and “5. Share Capital of AngloGold Ashanti” insofar as they purport to constitute a summary of the matters set forth therein, fairly summarize these matters in all material respects;
     (aa) Other than as set forth in each of the Pricing Prospectus and the Rights Circular, there are no legal or governmental proceedings pending to which the Company or any of its subsidiaries is a party or of which any property of the Company or any of its subsidiaries is the subject which, if determined adversely to the Company or any of its subsidiaries, would individually or in the aggregate have a Material Adverse Effect; and, to the best of the Company’s knowledge, no such proceedings are threatened by any Governmental Agency or by any other person;
     (bb) The Company is not and, after giving effect to the offering, allotment and issuance of the Offered Shares to be allotted by it and the application of the proceeds thereof, will not be an “investment company”, as such term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”);
     (cc) (A) At the time of filing the Registration Statement, (B) at the time of the most recent amendment thereto for the purposes of complying with Section 10(a)(3) of the Act (whether such amendment was by post-effective amendment, incorporated report filed pursuant to Section 13 or 15(d) of the Exchange Act or form of prospectus) and (C) at the time the Company or any person acting on its behalf (within the meaning, for this clause only, of Rule 163(c) under the Act) made any offer relating to the Rights or the Offered Shares in reliance on the exemption of Rule 163 under the Act, the Company was a “well-known seasoned issuer” as defined in Rule 405 under the Act; and (ii) at the earliest time after the filing of the Registration Statement that the Company or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of each of the Rights and the Offered Shares, the Company was not an “ineligible issuer” as defined in Rule 405 under the Act;
     (dd) Each of the audited financial statements included in the Registration Statement and the Pricing Prospectus, and the unaudited financial statements as at March 31, 2008 and for the three-month periods ended March 31, 2008 and March 31, 2007 when included in the Pricing Prospectus and, if this representation is made on or after the filing of the Prospectus Supplement with the Commission pursuant to Rule 424, the Registration Statement, together with their respective related notes and schedules, fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the dates indicated and the consolidated results of operations and cash flows of the Company and its subsidiaries for the periods specified and have been prepared in compliance with the requirements of the Act and in conformity with generally accepted accounting principles as applied in the United States, except as set forth in the Pricing Prospectus, applied on a consistent basis during the periods presented (except that each of the financial statements relating to Société des Mines de Morila S.A., Société d’Exploitation des Mines d’Or de Sadiola S.A. and Société d’Exploitation des Mines d’Or de Yatela S.A. (such entities, the “JVs”), respectively, included in the Pricing Prospectus, and, if this representation is made on or after the filing of the Prospectus Supplement with the Commission pursuant to Rule 424, the Registration Statement, together with their respective related notes and schedules, fairly present in all material respects the financial position of such entity as of the dates indicated and the results of operations and cash flows of such entity for the periods specified and have each been prepared in compliance with the requirements of the Act and in conformity with International Financial Reporting Standards applied, except as set forth in the Pricing Prospectus, on a consistent basis during the periods presented); the other financial and statistical data set forth in the Pricing Prospectus and, if this representation is made on or after the filing of the Prospectus Supplement with the Commission pursuant to Rule 424, the Registration Statement are accurately presented and prepared on a basis materially consistent with the financial statements and books and records of the Company; and the Company and its subsidiaries and the JVs do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations), not disclosed in the Pricing Prospectus and, if this representation is made on or after the filing of the Prospectus Supplement with the Commission pursuant to Rule 424, the Registration Statement and that are required to be disclosed therein;
     (ee) The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards and generally accepted accounting principles, and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;
     (ff) The Company and each of its subsidiaries have all licenses, certificates, permits and other authorizations (including, without limitation, all mineral rights, mining authorizations (rights) and mining leases) issued by the appropriate Governmental Agencies (and have made all required declarations and filings with such Governmental Agencies), that are legally required for the ownership or lease of their respective properties or the conduct of their respective businesses as described in the Pricing Prospectus, except as described in the Pricing Prospectus or where the failure to possess the same would not, individually or in the aggregate, have a Material Adverse Effect; except as described in the Pricing Prospectus or as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any of its subsidiaries has received or expects to receive notice of any revocation or modification of any such license, certificate, permit or authorization; and the Company and each of its subsidiaries are in compliance with each of the same, except for any non-compliance which would not, individually or in the aggregate, have a Material Adverse Effect;
     (gg) (i) Ernst & Young, Inc. (“Ernst & Young”), who have certified the financial statements of the Company and its subsidiaries as of and for each of the years ended December 31, 2005, 2006 and 2007 and certified the financial statements of Société des Mines de Morila S.A. as of and for the year ended December 31, 2006, are independent public accountants as required by the Act and the rules and regulations of the Commission thereunder; and (ii) each of (A) KPMG Inc., who have certified the financial statements of each of Société d’Exploitation des Mines d’Or de Sadiola S.A. as of and for the years ended December 31, 2005 and 2006 and Société d’Exploitation des Mines d’Or de Yatela S.A. as of and for the year ended December 31, 2006, and (B) PricewaterhouseCoopers Inc., who have certified the financial statements of Société des Mines de Morila S.A. as of and for the year ended December 31, 2005, were, at the time of certifying such financial statements, independent public accountants as required by the Act and the rules and regulations of the Commission thereunder;
     (hh) In each case except as described in the Pricing Prospectus, the Company and its subsidiaries own or possess adequate rights to use all patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses and know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) legally required for the conduct of their respective businesses, except those that would not, individually or in the aggregate, have a Material Adverse Effect; and, to the best knowledge of the Company, except as would not, individually or in the aggregate, have a Material Adverse Effect, the conduct of their respective businesses will not conflict with any such rights of others and the Company and its subsidiaries have not received any notice of any claim of infringement or conflict with any such rights of others;
     (ii) No labor disturbance by or dispute with employees of the Company or any of its subsidiaries exists or, to the best knowledge of the Company, is threatened, except as described in the Pricing Prospectus or as would not have a Material Adverse Effect;

     (jj) The Company and its subsidiaries (i) are in compliance with any and all applicable laws (including the common law), rules, regulations, ordinances, decrees, judgments, injunctions, permits, licenses, authorizations, decisions, orders and other legally binding requirements, in each case promulgated or declared by Governmental Agencies in all countries and territories in which the Company or its subsidiaries engage in mining or other business activities relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (collectively, “Environmental Laws”); (ii) have received and are in compliance with all permits, licenses or other approvals issued by Governmental Agencies and required of them under applicable Environmental Laws to conduct their respective businesses; (iii) have not received any notice of any actual or potential liability under, or investigation relating to, any Environmental Law; except, in each case, as described in the Pricing Prospectus or as would not, individually or in the aggregate, have a Material Adverse Effect; and
     (kk) Neither the Company nor any of its subsidiaries (if acquired by the Company, then prior to its date of acquisition, to the knowledge of the Company) has violated (i) any provision of the Foreign Corrupt Practices Act of 1977 and the rules and regulations promulgated thereunder or (ii) similar anti-corruption laws of all other applicable jurisdictions, including those relating to political donations and money laundering, and the rules, regulations or, to the extent they have the force and effect of the law, guidelines, issued or administered thereunder, in each case which violations are of a character required to be disclosed in the Pricing Prospectus.
     Section 2. Subject to the terms and conditions herein set forth:
     (a) The Subscription Price is ZAR 172.00. The parties hereto acknowledge that by their mutual agreement as evidenced by the execution and delivery of a pricing supplement substantially in the form set forth as Exhibit B hereto the Subscription Price may be modified but that nothing herein shall obligate any party to execute such a pricing supplement.
     (b) The Rights Offering shall be made in compliance with applicable law and regulations.
     (c) Upon the basis of the representations and warranties herein contained, but subject to the conditions hereinafter stated and on the basis of compliance with Section 2(d) and (e) hereof, each of the Underwriters agrees, severally and not jointly, to procure subscribers for or, failing that, subscribe for an aggregate number of Shares equal to the Offered Shares multiplied by the percentage set forth opposite the name of such Underwriter in Schedule I hereto (to be adjusted by the Representatives so as to eliminate any fractional Shares).

     (d) As soon as practicable after the Subscription Period Expiration and by not later than the Determination Time, the Company shall notify (in the form of the notice set forth in Exhibit A hereto) the Underwriters in writing of the aggregate number of Offered Shares to be allotted and issued to the Underwriters pursuant to the Rights Offering and this Agreement. Such number shall be the aggregate number of Offered Shares less the Exercised Amount and such number stated in the notice from the Company shall be final and binding on the Company and the Underwriters for all purposes.
     (e) It is understood and agreed that the Agreed Allocation Priority will give priority to subscribers other than the Underwriters. Accordingly, no Offered Shares will be allocated to the Underwriters unless the Company has allocated Offered Shares, to the extent possible, to fulfill the subscriptions of subscribers other than the Underwriters. If all the Offered Shares have been subscribed for either pursuant to the exercise of Rights or pursuant to the Secondary Allocation, by persons other than the Underwriters or subscribers procured by the Underwriters, the obligations of the Underwriters to procure subscribers for, or failing that, subscribe for Offered Shares under this Agreement shall be deemed satisfied as of the Determination Time.
     (f) As contemplated by Section 2(c) hereof, the Company agrees to allot and issue the Allotted Shares to subscribers procured by the Underwriters or, failing that, the Underwriters in accordance with Section 4 hereof, and upon the basis of the representations and warranties herein contained, but subject to the conditions herein stated, each of the Underwriters, severally and not jointly, agrees to procure subscribers for or, failing that, subscribe for the Allotted Shares at the Time of Delivery. In connection with Allotted Shares for which it has an obligation hereunder to procure subscribers or, failing that, subscribe, each Underwriter, severally and not jointly, shall pay, or arrange to be paid, an amount equal to the Subscription Price multiplied by such number of Allotted Shares in accordance with Section 4 hereof. The Underwriters may elect to direct delivery of or take delivery of, as applicable, the Allotted Shares in the form of Shares or ADSs.
     (g) (i) As compensation in full to the Underwriters for their commitments hereunder, the Company at the Time of Delivery will pay to the Representatives, for the accounts of the several Underwriters, an amount in South African rands, or such other currency as the parties may agree, equal to 2% (the “Commissions Rate”) multiplied by the Subscription Price multiplied by the number of Offered Shares (such amount, the “Underwriting Commissions”) provided that the Company may, entirely in its discretion, elect to increase the Commissions Rate to up to 2.25% by notice to the Representatives. The Representatives may accept payment of the Underwriting Commissions by offsetting the amount thereof against any payment due by the Underwriters in respect of Allotted Shares, if any. Subject to Section 2(g)(ii) hereof, the Underwriting Commissions shall be paid to the Underwriters pursuant to Section 4 hereof whether or not the Underwriters shall be allotted and issued the full number of Offered Shares or any part thereof.
     (i) If prior to the receipt by the Company of any proceeds of the sale of Offered Shares in connection with the Rights Offer (A) the Company (x) before the public announcement of the Rights Offering, notifies the Representatives in writing that it has terminated the Rights Offering or (y) after the public announcement of the Rights Offering, publicly announces the termination of the Rights Offering and, in each such case, the Company shall have delivered to the Underwriters a complete release of the Underwriters’ obligations hereunder to the Representatives’ satisfaction (the “Release”) or (B) this Agreement is terminated for any reason (the date of the earlier of the delivery of the Release or termination of this Agreement, as application, the “Underwriting End Date”) then the Company shall not pay the Underwriting Commissions as contemplated by the Section 2(g)(i) hereof and shall pay to the Representatives, for the accounts of the several Underwriters pro rata to their commitments in Schedule I, an amount in South African rand, or such other currency as the parties may agree, equal to 0.08% multiplied by the Subscription Price multiplied by the number of Offered Shares per week (or part thereof, in which case pro rata according to the days of such week that have elapsed) commencing on May 6, 2008 ending on the Underwriting End Date (in each case, such dates included), such payment to be made no later than five days following the date of delivery of the Release or termination of this Agreement, as applicable; provided however that the Company shall not be responsible for the payment of any amounts under this Section 2(g)(ii) if this Agreement is terminated as a result of any breach of this Agreement by the Underwriters. If such a payment is required under this Section 2(g)(ii) at any time before the Rights Prospectus Supplement is first made public, for the purposes of this Section 2(g)(ii) only, the term Offered Shares shall mean the number of Shares specified on the front cover of the draft Rights Prospectus Supplement attached as Annex II(a). Nothing in this paragraph shall affect the Company’s obligations under Section 7 hereof.
     (h) The parties hereto agree that the Underwriters shall be under no obligation hereunder to subscribe for (including, for the avoidance of doubt, to procure subscribers for) any Offered Shares if (a) the “finalisation date” (as defined by the JSE Limited) in respect of the Rights Offer is not on or before May 30, 2008 or (b) the Oversubscription Settlement Date is not on or before July 18, 2008.
     Section 3. The Company understands that after the Determination Time, the several Underwriters propose to offer the Allotted Shares, if any, for sale, in each instance upon the terms and conditions set forth in, or to be set forth in, the Prospectus. Any resale of the Allotted Shares by the Underwriters will be for their own account and not on behalf of the Company or any shareholders of the

Company. The Underwriters may use the Prospectus in connection with any resales of the Allotted Shares and the Company agrees to prepare on a timely basis a Prospectus Supplement in connection with such sales upon request and supply the Underwriters with as many electronic and printed copies in New York City, Johannesburg and London of the Prospectus and such Prospectus Supplement as they may reasonably request upon at least two days’ notice. The price at which the Allotted Shares are offered and sold may be equal to, less than or greater than the Subscription Price.
     Section 4. (a) With respect to all or a portion of any Allotted Shares to be subscribed for hereunder at the Time of Delivery, the Representatives, on behalf of the several Underwriters, may elect to have ADSs delivered (to either or both of subscribers procured by the Underwriters or the Underwriters) and paid for hereunder in lieu of, and in satisfaction of, the Company’s obligation to all of the subscribers procured by the Underwriters or the several Underwriters, as applicable, and the several Underwriters’ obligations to procure subscribers for or, failing that, to subscribe for any Allotted Shares. Written notice of such election shall be given by the Representatives to the Company at least four Business Days prior to the Time of Delivery (the “Notification Time”). The number of any Allotted Shares to be subscribed for by subscribers procured by the Underwriters or, failing that, by the Underwriters as a result of the making of such election shall be adjusted by the Representatives so as to eliminate any fractional ADSs.
     (b)(i) The Allotted Shares to be delivered to subscribers procured by the Underwriters or each Underwriter hereunder, as the case may be, in the form of Shares shall be delivered by or on behalf of the Company through the facilities of Strate Limited licensed as a central securities depositary in terms of the South African Securities Services Act of 2004 No.36 (“STRATE”) to the Representatives for the account of such subscribers or Underwriters, as the case may be, in such authorized denominations and registered in such names as the Representatives may request by written notice to the Company on or prior to the Notification Time.
     (ii) If the election has been made in accordance with subsection (a) above, the ADSs representing Allotted Shares to be delivered to subscribers procured by the Underwriters or each Underwriter hereunder, as the case may be, shall be delivered by or on behalf of the Company through the facilities of The Depository Trust Company (“DTC”) to the Representatives for the account of such subscribers or Underwriters, as the case may be, in such authorized denominations and registered in such names as the Representatives may request by written notice to the Company on or prior to the Notification Time.
     (c)(i) With respect to Allotted Shares being delivered in the form of Shares, such Shares shall be delivered against payment by, through or on behalf of such Underwriter of the Subscription Price therefor in South African rand through the facilities of STRATE, such details of the Company necessary to make such a transfer to be provided by the Company to the Representatives at least two Business Days in advance of the Time of Delivery.
     (ii) With respect to Allotted Shares being delivered in the form of ADSs, such ADSs shall be delivered against payment by, through or on behalf of such Underwriter of the Subscription Price therefor in South African rands, or such other currency as the parties may agree, by wire transfer of (same-day) funds to the account specified by the Company to the Representatives at least two Business Days in advance of a Time of Delivery;
     (iii) Payment for the Allotted Shares shall be made to the Company by (A) in the case of any Allotted Shares to be delivered in the form of Shares, the payment facilities of STRATE and (B) in the case of any Allotted Shares to be delivered in the form of ADSs, by wire transfer of (same day) or other immediately available funds in Johannesburg, in each case against delivery of such Allotted Shares for the respective accounts of the several Underwriters by 3:00 p.m., London time, on the date the Representatives notify to the Company as the intended delivery date for the Allotted Shares. Such time and date for delivery of any Allotted Shares is herein called the “Time of Delivery”. If the number of Allotted Shares is equal to zero, the third business day after the Determination Date shall be deemed the “Time of Delivery” for the purposes of the payment of the Underwriting Commissions, the representations, warranties and covenants of the Company and delivery of documentation contemplated by Section 8 hereof.
     (d) It is understood and agreed by the parties hereto that no delivery or transfer of Allotted Shares, whether in the form of Shares or ADSs, to be subscribed for and allotted and issued hereunder at a Time of Delivery shall be effective until and unless payment therefor has been made pursuant hereto and the Company shall have furnished or caused to be furnished to the Representatives, on behalf of the Underwriters, at the Time of Delivery certificates and other evidence reasonably satisfactory to the Representatives of the execution in favor of subscribers procured by the Underwriters or, failing that, the Underwriters, of the book-entry transfer of Alloted Shares, whether by delivery of Allotted Shares in the Republic of South Africa through STRATE or delivery of ADSs representing Allotted Shares through the facilities of DTC.
     (e) The Allotted Shares, if any, whether in the form of Shares or ADSs, shall be delivered to the Representatives at the Time of Delivery for the respective accounts of subscribers procured by the Underwriters as instructed by the Underwriters or for the accounts of the several Underwriters, with all transfer and any issuance taxes or other expenses (including, without limitation, any STRATE levy, investor protection levy and uncertificated securities tax payable with respect to such Allotted Shares) payable in connection with or issuance of such Offered Shares or ADSs or the transfer thereof to the Subscribers procured by the Underwriters or the Underwriters, if any are applicable, duly paid by the Company in accordance with Section 7 hereof.
     (f) The documents to be delivered at the Time of Delivery by or on behalf of the parties hereto pursuant to Section 8(b) hereof, including the cross-receipt for any Allotted Shares and any additional documents requested by the Underwriters pursuant to Section 8(p) hereof, will be delivered at the offices of Davis Polk & Wardwell, 99 Gresham Street, London EC2V 7NG (the “Closing Location”), and the Allotted Shares will be delivered as specified in subsection (b) above, all at the Time of Delivery. A meeting will be held at the Closing Location at 1:00 p.m., London time, on the Business Day immediately preceding the Time of Delivery, or such time and place as may mutually be agreed upon in writing by the Representatives and the Company, or their respective counsel, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto. For the purposes of this Section 4 and Section 5, “Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City, Johannesburg and London are generally authorized or obligated by law or executive order to close.
     Section 5. The Company agrees with each of the Underwriters:
     (a) To prepare the Prospectus (including one or more Prospectus Supplements) in a form approved by you and to file such Prospectus with the Commission pursuant to, and within the time specified in, Rule 424(b) under the Act; to make no further amendment or any supplement to the Registration Statement, the Basic Prospectus or the Prospectus from the date hereof until after the Time of Delivery which shall be disapproved by you promptly after reasonable notice thereof; to advise you, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any amendment or supplement to the Prospectus has been filed and to furnish you with copies thereof; to file promptly all material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the Act; to file promptly all reports and any information statements required to be filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the Prospectus and for so long as the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required in connection with the offering of the Rights or the offering and sale of the Offered Shares; to advise you, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any preliminary prospectus or other prospectus in respect of the Rights or the Offered Shares, of any notice of objection of the Commission to the use of the Registration Statement or any post-effective amendment thereto pursuant to Rule 401(g)(2)

under the Act, of the suspension of the qualification of the Rights or the Offered Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any preliminary prospectus or other prospectus or suspending any such qualification, promptly to use its best efforts to obtain the withdrawal of such order and in the event of the issuance of any such notice of objection, promptly to amend the Registration Statement in such manner as may be required and permit offers in sales of to permit offers of the Rights and offers and sales of the Offered Shares; provided that, none of the foregoing shall preclude the Company from discharging its obligations under the Act or the Exchange Act;
     (b) If required by Rule 430B(h) under the Act, to prepare a form of prospectus in a form approved by you and to file such form of prospectus pursuant to Rule 424(b) under the Act not later than may be required by Rule 424(b) under the Act; and to make no further amendment or supplement to such form of prospectus which shall be disapproved by you promptly after reasonable notice thereof;
     (c) Promptly from time to time to take such action as you may reasonably request to qualify the Offered Shares, as applicable, for offering and sale under the securities laws of such jurisdictions as you may request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution thereof, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to take any action that would subject it to general service of process in any jurisdiction where it is not presently qualified or where it would be subject to taxation as a foreign corporation or to qualify a prospectus in any jurisdiction;
     (d) If by the third anniversary (the “Renewal Deadline”) of the initial effective date of the Registration Statement, any of the Allotted Shares remain unsold by the Underwriters, the Company will file, if it has not already done so and is eligible to do so, a new automatic shelf registration statement relating to the Allotted Shares, in a form reasonably satisfactory to you. If at the Renewal Deadline the Company is no longer eligible to file an automatic shelf registration statement, the Company will, if it has not already done so, file a new shelf registration statement relating to the Allotted Shares, in a form reasonably satisfactory to you and will use its best efforts to cause such registration statement to be declared effective within 180 days after the Renewal Deadline. The Company will take all other action necessary or appropriate to permit the public offering and sale of the Allotted Shares to continue as contemplated in the expired registration statement relating to the Offered Shares. References herein to the

Registration Statement shall include such new automatic shelf registration statement or such new shelf registration statement, as the case may be;
     (e) Prior to 10:00 a.m., London time, on the Rights Offering Commencement Date and during the period mentioned below, to furnish, at the Company’s expense, the Underwriters with written and electronic copies of each of the Prospectus and any documents incorporated by reference therein in New York City and the Rights Circular and any documents referred to therein in Johannesburg and London, in each case in such quantities as you may reasonably request, and, if the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) or the Rights Circular, as applicable, is required by law at any time prior to the date on which the Company first makes public its annual results for the year ended December 31, 2008 (“2008 IFRS Annual Results”) containing financial statements prepared in accordance with International Financial Reporting Standards (such date, the “Expense Deadline”) and if at such time any event shall have occurred as a result of which the Prospectus or the Rights Circular, as applicable, as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) or the Rights Circular, as applicable, is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus or the Rights Circular, as applicable, or to file under the Exchange Act any document incorporated by reference in the Prospectus in order to comply with the Act or the Exchange Act or the laws of South Africa, to notify you and upon your request to file such document and to prepare and furnish without charge to each Underwriter and to any dealer in securities as many written and electronic copies as you may from time to time reasonably request of an amended Prospectus or Rights Circular, as applicable, or a supplement to the Prospectus or Rights Circular, as applicable, which will correct such statement or omission or effect such compliance; in case any Underwriter is required to deliver a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) or the Rights Circular, as applicable, in connection with the offering of the Rights or Offered Shares or sales of any of the Offered Shares at any time after the Expense Deadline, upon your request but at the expense of such Underwriter, the Company shall prepare and deliver to such Underwriter as many written and electronic copies as you may reasonably request of an amended or supplemented Prospectus complying with Section 10(a)(3) of the Act or amended or supplemented Rights Circular, as applicable; provided that, for the avoidance of doubt, nothing in this paragraph shall require the Company to delay the making public of its 2008 IFRS Annual Results;
     (f) To make generally available to the Company’s securityholders as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the

Act), an earnings statement of the Company and its subsidiaries (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158);
     (g) During the period beginning from the date hereof and continuing to and including the date 180 days after the date of the Rights Settlement Date, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or dispose, except as provided hereunder, of Shares or any securities of the Company that are substantially similar to Offered Shares or the Rights, including but not limited to any options or warrants to purchase Shares or any securities that are convertible into or exchangeable for, or that represent the right to receive, Shares or any such substantially similar securities (other than (A) in connection with any employee option, bonus, profit sharing, pension, retirement, incentive, savings or similar agreement, plan or award in effect as of the date of this Agreement, (B) upon the conversion or exchange of convertible or exchangeable securities outstanding as of the date of this Agreement, (C) in connection with the acquisition of Golden Cycle Gold Corporation by the Company, (D) in connection with the refinancing (including in a greater principal amount) of the 2.375 per cent guaranteed convertible bond due 2009 issued by AngloGold Ashanti Holdings plc or (E) in consideration for the shares or assets of a company or as part of a merger, acquisition, corporate reorganization or similar transaction, provided however that the recipient of any Shares or other securities as contemplated by this clause (E) shall be bound by the obligations set forth in this subsection (g)) without the prior written consent of the Representatives (which, with respect to clause (E) only, shall not be unreasonably withheld by the Representatives where the recipients of such Shares do not agree to be bound by restrictions contemplated in this subsection (vii));
     (h) To duly notify Anglo South Africa Capital (Proprietary) Limited (“Anglo American”) of the Rights Offering for the purpose of procuring that Anglo American does not offer, sell or allot any Shares or other securities that are convertible into or exchangeable for, or that represent the right to receive, Shares for a 90 day period following the Rights Settlement Date as provided for in Section 2(b) of the Registration Rights Agreement between the Company and Anglo American dated as of March 23, 2006 (the “Registration Rights Agreement”), and not to amend the Registration Rights Agreement or waive the aforementioned obligation of Anglo American;
     (i) To pay the required Commission filing fees relating to the Rights and the Offered Shares within the time required by Rule 456(b)(1) under the Act without regard to the proviso therein and otherwise in accordance with Rules 456(b) and 457(r) under the Act;
     (j) To use the net proceeds received by it from the sale of the Offered Shares pursuant to this Agreement in the manner specified in each of the Pricing

Prospectus, Prospectus and the Rights Circular under the caption “Purpose of the Rights Offering and Use of Proceeds”;
     (k) To allocate the Offered Shares in the Rights Offering in accordance with the Agreed Allocation Priority specified in this Agreement;
     (l) To advise the Representatives promptly after it receives notice thereof, of any communications received by the Company from the JSE Limited or New York Stock Exchange or any South African or U.S. governmental or regulatory or self-regulatory body, that could prevent, delay, suspend or otherwise adversely affect the offering of the Rights and/or the offering and sale of the Offered Shares as contemplated herein or relating to the suspension or termination, whether actual, contemplated or threatened, of the listing of the Rights on the JSE Limited or the New York Stock Exchange, and to furnish a copy of such communication, or a transcript thereof, to the Representatives;
     (m) Not to (and to cause its subsidiaries not to) take, directly or indirectly, any action which is designed to or which constitutes or which would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company, in each case in violation of applicable laws, to facilitate the sale or resale of the Rights or the Offered Shares;
     (n) To use its best efforts to have the Share Rights and ADS Rights listed and trading on the JSE Limited from the JSE Trading Commencement Date through to the JSE Trading End Date and on the New York Stock Exchange from the NYSE Trading Commencement Date through to the NYSE Trading End Date, as applicable (each inclusive);
     (o) To use its commercially reasonable efforts to have the Offered Shares approved for listing and admitted for trading on each Stock Exchange on or before the earlier of (i) the applicable time when such Stock Exchange requires such listing and admission to trading to occur and (ii) 12 months from the date of the Rights Settlement Date;
     (p) To convene the GM in accordance with applicable law and its Articles of Association; and the Company will, if the Shareholder Issuance Approval is duly passed, authorize the Rights Offering on the terms contemplated herein;
     (q) To comply with all applicable securities laws or any other applicable law in connection with the Rights Offering and transactions contemplated by this Agreement, and (subject to Section 5(e) hereof) so as to permit the Underwriters to resell the Allotted Shares as contemplated in Section 3 hereof; and
     (r) For so long as the Company has securities registered under the Exchange Act, to use its reasonable best efforts to maintain its listing of its ADSs on the New York Stock Exchange provided that the Company may delist its

ADSs from the New York Stock Exchange in connection with preparing for an application to the Commission to deregister its securities under the Exchange Act.
     Section 6. (a) The Company represents and agrees that, without the prior consent of the Representatives, it has not made and will not make any offer relating to the Rights or the Offered Shares that would constitute a “free writing prospectus” as defined in Rule 405 under the Act (a “Free Writing Prospectus”); each Underwriter represents and agrees that, without the prior consent of the Company and the Representatives, it has not made and will not make any offer relating to the Rights or the Offered Shares that would constitute a Free Writing Prospectus; any such Free Writing Prospectus the use of which has been consented to by the Company and the Representatives is listed on Schedule II(a) or Schedule II(b) hereto (provided that the Company and the Representatives may agree in writing to add further Free Writing Prospectuses to Schedule II(a) or Schedule II(b), which shall be deemed to be listed on such schedule from the date of such agreement, and agree that any Free Writing Prospectus used in connection with the Rights Offering and approved by the Company and the Representatives shall be so added unless agreed otherwise);
     (b) The Company represents and warrants to, and agrees with, each of the Underwriters that, it has complied and will comply with the requirements of Rule 433 under the Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending; and
     (c) The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Pricing Prospectus or the Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances then prevailing, not misleading, the Company will give prompt notice thereof to the Representatives and, if requested by the Representatives, will prepare and furnish without charge to each Underwriter an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, that the foregoing shall not apply to any statements or omissions in an Issuer Free Writing Prospectus made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through the Representatives expressly for use therein.
     Section 7. The Company covenants and agrees with the several Underwriters that the Company will, subject to as expressly stated otherwise in Section 5(e) hereof, pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company’s counsel and accountants in connection with the registration of the Offered Shares under the Act and all other expenses in connection with the preparation, printing, reproduction and filing of the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, any Prospectus Supplements, any Issuer Free Writing Prospectus, the Prospectus and Rights Circular and amendments and supplements thereto and the mailing and delivering of copies thereof to the Shareholders and the Underwriters and dealers; (ii) the cost of printing or producing this Agreement, any Blue Sky and Legal Investment Memoranda, and closing documents (including any compilations thereof) and any other documents in connection with the offering, purchase, sale or transfer, as applicable, and delivery of the Rights and the Offered Shares; (iii) all expenses in connection with the qualification of the Rights and the Offered Shares for offering and sale under state securities laws as provided in Section 5(c) hereof, including the fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the Blue Sky and legal investment surveys; (iv) all fees and expenses in connection with the listing of the Offered Shares on the New York Stock Exchange, the JSE Limited, Euronext Paris, the London Stock Exchange, the Australian Stock Exchange and quoting on Euronext Brussels and the listing of the Share Rights on the JSE Limited and the ADS Rights on the New York Stock Exchange, and, in each case, the filing fees incident thereto; and the fees and disbursements of counsel for the Underwriters in connection with, securing any required review by the Financial Industry Regulatory Authority of the terms of the offering of the Rights and the offering and sale of the Offered Shares; (v) to the Representatives for the account of the several Underwriters, $150,000 in lieu of reimbursement of expenses; (vi) the fees and disbursements of Underwriters’ counsel in connection with the transactions contemplated hereby but excluding any such fees and disbursements incurred or arising in connection with any subsequent transfer, sale or delivery by an Underwriter of Offered Shares; (vii) all expenses and taxes arising as a result of the deposit of the Offered Shares with the Depositary and the issuance and delivery of ADSs; (viii) the fees and expenses (including fees and disbursements of their respective counsel) if any, of the Depositary and any custodian appointed, as applicable, under the Deposit Agreement, other than the fees and expenses to be paid by holders of the ADSs, as applicable; (ix) fees and expenses of the Authorized Agent (as defined in Section 15 hereof); (x) the cost of preparing rights and stock certificates; (xi) the cost and charges of any transfer agent or registrar; (xii) the costs and expenses (including expenses of the Underwriters) incurred in connection with any roadshow or roadshows related to the GM or the Rights Offering; (xiii) all stamp or other taxes, levies (including, without limitation, any STRATE levy, investor protection levy and uncertificated securities tax payable) and duties, if any, and any other kind of tax, including withholding tax, incurred or arising in connection with the issuance and sale or transfer, as applicable, or delivery of the Rights or Offered Shares by the Company to the subscribers, including those subscribers procured by the Underwriters and, the Underwriters, including all taxes payable by any of the Underwriters arising from the reimbursement of any expenses, other than income tax from any fee, commission or other compensation received by such Underwriters in accordance with this Agreement; and (xiv) all other reasonable costs and expenses incident to the performance of the obligations of the Company hereunder that are not otherwise specifically provided for in this Section 7; it being understood that nothing in clause (xiii) hereof is intended or shall be construed to include any stamp or other taxes, expenses, levies (including, without limitation, any STRATE levy and the insider trading levy payable) and duties and any other kind of tax, including withholding tax, incurred or arising from any subsequent transfer, sale or transfer, as applicable, or delivery of Rights or Offered Shares by (A) a subscriber procured by the Underwriters or (B) an Underwriter. It is understood, however, that, except as provided in this Section, and Sections 9 and 12 hereof, the Underwriters will pay all of their own advertising expenses in connection with any offers they make and any costs, expenses and fees, stamp or other taxes, levies (including, without limitation, any STRATE levy and the insider trading levy payable) and duties and any other kind of tax, including withholding tax, incurred or arising from any subsequent transfer, sale or transfer, as applicable, or delivery of Rights or Alloted Shares by an Underwriter. It is further understood that, except as expressly stated in Section 5(e) hereof, any costs and expenses incurred in connection with sales by any Underwriter of any Allotted Shares at any time after the date that is five business days after the Oversubscription Settlement Date shall be paid by such Underwriter.
     In respect of any payments due to the Underwriters, payment shall be made by or on behalf of the Company within fourteen days of the date of the invoice from the Representatives, but in no event prior to the Time of Delivery.
     Section 8. The obligations of the Underwriters hereunder, as to procuring subscribers for or, failing that, subscribing the Allotted Shares, if any, shall be subject, in their discretion, to the condition that all representations and warranties and other statements of the Company herein are, at and as of the date hereof, the Rights Offering Commencement Date, the Subscription Period Expiration, the Rights Settlement Date, the Oversubscription Settlement Date, the Confirmations Time and the Time of Delivery, true and correct, the condition that the Company not be in breach of any of its obligations under this Agreement in any respect that is material on or before the Time of Delivery, and the following additional conditions:
     (a) The Shareholder Issuance Approval shall have been duly passed;
     (b) The Prospectus (including any supplement to the Prospectus in connection with offers and sales of the Allotted Shares) shall have been filed with the Commission pursuant to Rule 424(b) under the Act within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 5(a) hereof; all material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time period prescribed for such filing by Rule 433; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission and no notice of objection of the Commission to the use of the Registration Statement pursuant to Rule 401(g)(2) under the Act shall have been received; no stop order suspending or preventing the use of the Prospectus or any Issuer Free Writing Prospectus shall have been initiated or threatened by the Commission; all requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction and the Rights Circular shall have been registered with the South African Registrar of Companies;
     (c) Davis Polk & Wardwell, United States counsel for the Underwriters, shall have furnished to you their written opinion in the form set forth in Annex I(a) hereto, dated the Rights Offering Commencement Date, the Rights Settlement Date, the Oversubscription Settlement Date and the Time of Delivery and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;
     (d) Bowman Gilfillan Inc., South African counsel for the Underwriters, shall have furnished to you their written opinion in the form set forth in Annex I(b) hereto, dated the Rights Offering Commencement Date, the Rights Settlement Date, the Oversubscription Settlement Date and the Time of Delivery and such counsel shall have received such papers and information as they may reasonably request to enable them to pass upon such matters;
     (e) Shearman & Sterling, LLP, United States counsel for the Company, shall have furnished to you their written opinion in the form set forth in Annex I(c) hereto, dated the Rights Offering Commencement Date, the Rights Settlement Date, the Oversubscription Settlement Date and the Time of Delivery.
     In rendering such opinion, such counsel may state that they express no opinion as to the laws of any jurisdiction outside the United States;
     (f) Mervyn Taback Inc., South African counsel for the Company shall have furnished to you their written opinion in the form set forth in Annex I(d) hereto, dated the Rights Offering Commencement Date, the Rights Settlement Date, the Oversubscription Settlement Date and the Time of Delivery;
     (g) Emmet, Marvin & Martin, LLP, counsel for the Depositary, shall have furnished to you their written opinion in the form set forth in Annex I(e) hereto, dated the Rights Offering Commencement Date, the Rights Settlement Date, the Oversubscription Settlement Date and the Time of Delivery;
     (h) On each of the Rights Offering Commencement Date, the Confirmations Time, the Rights Settlement Date, the Oversubscription Settlement Date and the Time of Delivery, Ernst & Young shall have furnished to you a letter or letters, dated the respective dates of delivery thereof in the form and substance acceptable to you;
     (i) At and as of the Confirmations Time, the Rights Settlement Date, the Oversubscription Settlement Date and the Time of Delivery, (i) neither the Company nor any of its subsidiaries shall have sustained since the date of the latest audited financial statements included or incorporated by reference in the Launch Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, in each case materially adverse to the Company and its subsidiaries taken as a whole, otherwise than as set forth or contemplated in the Launch Prospectus; and (ii) since the respective dates as of which information is given in the Launch Prospectus there shall not have been any material adverse change in the capital stock of the Company or any material increase in the long-term debt of the Company and its subsidiaries taken as a whole or any change, or any development involving a prospective change, in or affecting the business affairs, management, financial position, shareholders’ equity or results of operations of the Company and its subsidiaries taken as a whole, in each case otherwise than as set forth or contemplated in the Launch Prospectus, the effect of which, in any such case described in clause (i) or (ii), is in the judgment of the Representatives so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Allotted Shares, if any, being delivered at the Time of Delivery on the terms and in the manner contemplated in the Launch Prospectus; for the purposes of this Section 8(i), the term “Launch Prospectus” shall mean the draft Rights Prospectus Supplement taken together with the Basic Prospectus first filed with the Commission on or prior to the date hereof and the Draft 20-F attached as Annexures II(a), II(b) and II(c) hereto;
     (j) From the date hereof until the Time of Delivery no downgrading to A or below shall have occurred in the rating accorded the Company’s debt securities by rating agency Fitch;
     (k) At and as of the Time of Delivery, the Company shall have obtained and delivered to the Representatives executed copies of an agreement from each of the directors of the Company, substantially to the effect set forth in Section 5(g) hereof in form and substance satisfactory to the Representatives; and the Company shall not have amended or agreed to amend the Registration Rights Agreement nor modified or waived the obligation of Anglo America referenced in Section 5(h) hereof;
     (l) From the date hereof until the Time of Delivery there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange and/or the JSE Limited; (ii) a suspension or material limitation in trading in the Company’s securities on the New York Stock Exchange or the JSE Limited; (iii) a general moratorium on commercial banking activities in New York, the Republic of South Africa or London declared by the relevant authorities, or a material disruption in commercial banking or securities settlement or clearance services in the United States, or the Republic of South Africa or the United Kingdom; (iv) a change or development involving a prospective change in the Republic of South Africa taxation adversely affecting the Rights or the Offered Shares or the transfer thereof; (v) the outbreak or escalation of hostilities involving the United States, the Republic of South Africa or the United Kingdom or the declaration by the United States, the Republic of South Africa or the United Kingdom of a national emergency or war or; (vi) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions or currency exchange rates or controls in the United States, the Republic of South Africa or the United Kingdom or elsewhere, if the effect of any such event specified in clause (v) or (vi) in the reasonable judgment of the Representatives makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Allotted Shares, if any, being delivered at the Time of Delivery to, or as directed by, the Underwriters on the terms and in the manner contemplated in the Prospectus;
     (m) At and as of the Time of Delivery, the Shares shall continue to be duly listed, subject to notice of issuance, on the JSE Limited, the New York Stock Exchange (in the form of ADSs) and the London Stock Exchange; and the Share Rights and ADS Rights shall have been listed and trading on the JSE Limited from the JSE Trading Commencement Date through the JSE Trading End Date and on the New York Stock Exchange from the NYSE Trading Commencement Date through to the NYSE Trading End Date, as applicable (each date inclusive);
     (n) At and as of the Time of Delivery, the Depositary shall have furnished or caused to be furnished to you at the Time of Delivery certificates satisfactory to you evidencing the deposit with it of any Allotted Shares being so deposited against issuance of ADRs evidencing the ADSs to be delivered by the Company at the Time of Delivery, and the execution, countersignature (if applicable), issuance and delivery of ADRs evidencing such ADSs pursuant to the Deposit Agreement;
     (o) The Company shall have complied with the provisions of Section 3 and Section 5(e) hereof with respect to the furnishing of prospectuses and the Rights Circular, within the time period required by Section 3 in the case of Section 3 and on the Rights Offering Commencement Date in the case of Section 5(e);
     (p) The Company shall have furnished or caused to be furnished to you on each of the Rights Offering Commencement Date, the Rights Settlement Date, the Oversubscription Settlement Date and the Time of Delivery certificates of officers of the Company (i) as to the accuracy of the representations and warranties of the Company herein to be given on such date at and as of such date, and in the case of the certificate to be delivered as of the Time of Delivery, as of and at the Share Rights Offering Commencement Date, the Subscription Period Expiration and the Confirmations Time as well, (ii) as to the performance, in all material respects, by the Company of its obligations hereunder to be performed at or prior to such date, and, (iii) in the case of the certificates to be delivered at the Rights Settlement Date, the Oversubscription Settlement Date and the Time of Delivery, as to the matters set forth in subsections (b), (i)and (j) of this Section as of such date, and
     (q) All relevant South African Exchange Control approvals required for the transactions contemplated by this Agreement shall have been duly obtained and be in full force and effect.
     Section 9. (a) The Company will indemnify and hold harmless each Underwriter against any losses, claims, damages or liabilities, joint or several, to which such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Rights Circular, the ADS Registration Statement, the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, any Prospectus Supplement, the Pricing Prospectus, the Prospectus, or any amendment or supplement thereto, any Issuer Free Writing Prospectus or any “issuer information” filed or required to be filed pursuant to Rule 433(d) under the Act, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter for any legal or other expenses reasonably incurred by such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Rights Circular, the ADS Registration Statement, the Registration Statement, the Basic Prospectus, any Prospectus Supplement, the Pricing Prospectus, any Preliminary Prospectus, the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by any Underwriter through the Representatives expressly for use therein.
     (b) Each Underwriter will indemnify and hold harmless the Company against any losses, claims, damages or liabilities to which the Company may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Rights Circular, the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, any Prospectus Supplement, the Pricing Prospectus, the Prospectus, the ADS Registration Statement, or any amendment or supplement thereto, or any

Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Rights Circular, the Registration Statement, the Basic Prospectus, any Preliminary Prospectus, any Prospectus Supplement, the Pricing Prospectus, the Prospectus, the ADS Registration Statement, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by such Underwriter through the Representatives expressly for use therein; and will reimburse the Company for any legal or other expenses reasonably incurred by the Company in connection with investigating or defending any such action or claim as such expenses are incurred.
     (c) Promptly after receipt by an indemnified party under subsection (a), or (b) above of notice of the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party under such subsection, notify the indemnifying party in writing of the commencement thereof; but the omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection. In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party (which shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation. No indemnifying party shall, without the written consent of the indemnified party, effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (i) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party.
     (d) If the indemnification provided for in this Section 9 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a) or (b) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Offered Shares. If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (c) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations. The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the total net proceeds from the offering of the Offered Shares contemplated by this Agreement (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters with respect to the Offered Shares contemplated by this Agreement, in each case as determined in accordance with this Agreement. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Underwriters agree that it would not be just and equitable if contributions pursuant to this subsection (d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (d). The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this subsection (d), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which any Allotted Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters’ obligations in this subsection (d) to contribute are several in proportion to their respective underwriting obligations and not joint.

     (e) The obligations of the Company under this Section 9 shall be in addition to any liability which the Company may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Act and each broker-dealer affiliate of any Underwriter; and the obligations of the Underwriters under this Section 9 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company (including any person who, with his or her consent, is named in the Registration Statement as about to become a director of the Company) and to each person, if any, who controls the Company within the meaning of the Act.
     Section 10. (a) If any Underwriter shall default in its obligation to procure subscribe for or, failing that, refuse to subscribe for any Allotted Shares which it has agreed to purchase hereunder at a Time of Delivery, you may in your discretion arrange for you or another party or other parties to purchase such Allotted Shares on the terms contained herein. If within thirty six hours after such default you do not make arrangements satisfactory to you and the Company for the subscription for such Allotted Shares, then the Company shall be entitled to a further period of thirty six hours within which to procure another party or other parties satisfactory to you to subscribe for such Allotted Shares on such terms. In the event that, within the respective prescribed periods, you notify the Company that you have so arranged for the subscription for such Allotted Shares, or the Company notify you that they have so arranged for the subscription for such Allotted Shares, you or the Company shall have the right to postpone the Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus, or in any other documents or arrangements, and the Company agrees to file promptly any amendments or supplements to the Registration Statement or the Prospectus which in your opinion may thereby be made necessary. The term “Underwriter” as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to this Agreement with respect to such Offered Shares.
     (b) If, after giving effect to any arrangements for the subscription for Allotted Shares of a defaulting Underwriter or Underwriters by you and the Company as provided in subsection (a) above, the aggregate number of such Allotted Shares which remain unsubscribed for do not exceed one-eleventh of the aggregate number of all of the Allotted Shares to be subscribed for at the Time of Delivery, then the Company shall have the right to require each nondefaulting Underwriter to subscribe for the number of Allotted Shares which such Underwriter agreed to subscribe for hereunder at the Time of Delivery and, in addition, to require each nondefaulting Underwriter to purchase its pro rata share (based on the number of Allotted Shares which such Underwriter agreed to procure subscribers for or, failing that, subscribe hereunder) of the Allotted Shares of such defaulting Underwriter or Underwriters for which such arrangements have not been made; but nothing herein shall relieve a defaulting Underwriter from liability for its default.
     (c) If, after giving effect to any arrangements for the subscription for the Allotted Shares of a defaulting Underwriter or Underwriters by you and the Company as provided in subsection (a) above, the aggregate number of such Allotted Shares which remain unsubscribed exceeds one-eleventh of the aggregate number of all of the Allotted Shares to be subscribed for at the Time of Delivery, or if the Company shall not exercise the right described in subsection (b) above to require nondefaulting Underwriters to procure subscribers for or to subscribe for Allotted Shares of a defaulting Underwriter or Underwriters, then this Agreement shall thereupon terminate, without liability on the part of any nondefaulting Underwriter or the Company, except for the expenses to be borne by the Company and the Underwriters as provided in Section 7 hereof and the indemnity and contribution agreements in Section 9 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default.
     Section 11. The respective indemnities, agreements, representations, warranties and other statements of the Company and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, or the Company or any officer or director and shall survive delivery of and payment for the Allotted Shares.
     Section 12. If this Agreement shall be terminated pursuant to Section 10 hereof, the Company shall not be under any liability to any Underwriter except as provided in Sections 7 and 9 hereof; but, if for any other reason some or all the transactions contemplated by this Agreement are not executed, the Company will reimburse the Underwriters through you for all out of pocket expenses approved in writing by you, including fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the execution of the transactions contemplated by this Agreement, but the Company shall then be under no further liability to any Underwriter in respect of the transactions contemplated by this Agreement except as provided in Sections 7 and 9 hereof.
     Section 13. In all dealings hereunder, you shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by either of you.
     All statements, requests, notices, agreements and other communications hereunder shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to you, as the representatives for the several Underwriters listed in Schedule I hereto, at each of (A) Goldman Sachs

International, Peterborough Court, 133 Fleet Street, London EC4A 2BB, United Kingdom, Attention: IBD Legal, fax: +44-207-774-4477 and (B) UBS Limited, 1 Finsbury Avenue, London EC2M 2PP, United States, Attention: Equity Capital Markets, fax: +44-20-7568-1081, with a further copy sent to +44-20-7567-2364 marked for the attention of Transactions Legal; and if to the Company shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company set forth in the Registration Statement, Attention: Secretary; provided, however, that any notice to an Underwriter pursuant to Section 9(c) hereof shall be delivered or sent by mail, telex or facsimile transmission to such Underwriter at its address set forth in its Underwriters’ Questionnaire or telex constituting such Questionnaire, which address will be supplied to the Company by you upon request. Any such statements, requests, notices, agreements and other communications shall, if sent by fax, conclusively be deemed to have been given or served at the time of dispatch upon generation of transmission confirmation and, if sent by post, be conclusively deemed to have been received 48 hours from the time of posting.
     Section 14. This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters and the Company and, to the extent provided in Sections 9 and 11 hereof, the officers and directors of the Company and each person who controls the Company or any Underwriter, and their respective heirs, executors, administrators, successors and permitted assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. This Agreement and the rights and benefits hereunder may not be assigned by any Underwriter except with the prior written consent of the Company provided that nothing in this paragraph shall limit any Underwriter from (A) assigning this Agreement or the rights, benefits or obligations hereunder to its affiliates or (B) entering into any sub-underwriting or other arrangements designed to hedge any Underwriter’s commitment hereunder; provided that, in respect of clause (A) of this sentence, if an Underwriter assigns any of its obligations hereunder to any of its affiliates and the assignee of those obligations fails to perform such obligations, such Underwriter shall duly perform, or procure the performance of, such obligations that were assigned by it. No subscriber of any of the Allotted Shares from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.
     Section 15. Each of the parties hereto irrevocably (i) agrees that any legal suit, action or proceeding against the Company brought by any Underwriter or by any person who controls any Underwriter arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in any federal or state court in the Borough of Manhattan, The City of New York (each a “New York Court”); (ii) waives, to the fullest extent permitted by law any objection which it may now or hereafter have to the laying of venue of any such proceeding; and (iii) submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. The Company has appointed AngloGold Ashanti North America Inc., 7400 East Orchard Road, Suite 350, Greenwood Village,

Colorado 80111 as its authorized agent (the “Authorized Agent”) upon whom process may be served in any such action arising out of or based on this Agreement or the transactions contemplated hereby which may be instituted in any New York Court by any Underwriter or by any person who controls any Underwriter, expressly consents to the jurisdiction of any such court in respect of any such action, and waives any other requirements of or objections to personal jurisdiction with respect thereto. Such appointment shall be irrevocable for five years from the date of this Agreement. The Company represents and warrants that its Authorized Agent has agreed to act as such agent for service of process and agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Company, as applicable, shall be deemed, in every respect, effective service of process upon the Company, as applicable.
     Section 16. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the “judgment currency”) other than United States dollars, the Company indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order; and (ii) the rate of exchange at which an Underwriter is able to purchase United States dollars with the amount of the judgment currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term “rate of exchange” shall include any premiums and costs of exchange payable in connection with the purchase of or conversion of the judgment currency into United States dollars.
     Section 17. Time shall be of the essence of this Agreement, both as regards any dates, times or periods mentioned and as regards any dates, times or periods which may be substituted for them in accordance with this Agreement or by agreement in writing between the parties.
     Section 18. The Company acknowledges and agrees that (i) the procurement of subscribers for or, failing that, the subscription for and sale of the Allotted Shares pursuant to this Agreement and the other transactions contemplated hereby is an arm’s-length commercial transaction between the Company on the one hand, and the several Underwriters, on the other; (ii) solely in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company; (iii) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favor of the Company with respect to the offerings contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company on other matters)

or any other obligation to the Company except the obligations expressly set forth in this Agreement; and (iv) the Company has consulted and will consult its own legal and financial advisors to the extent deemed appropriate. The Company agrees that it will not claim that the Underwriters, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company, in connection with such transaction or the process leading thereto.
     This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Underwriters, or any of them, with respect to the subject matter hereof.
     Section 19. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.
     Section 20. The Company and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.
     Section 21. This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.
* * * * *
     If the foregoing is in accordance with your understanding, please sign and return to us six counterparts hereof, and upon the acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof shall constitute a binding agreement among each of the Underwriters and the Company.

Very truly yours,

ANGLOGOLD ASHANTI LIMITED

By:	/s/ S VENKATAKRISHNAN
Name:
Title:

By:	/s/ M P LYNAM
Name:
Title:

Accepted as of the date hereof at
London, United Kingdom

GOLDMAN SACHS INTERNATIONAL

By:	/s/ A J WARREN
Name:	A J Warren
Title:	Managing Director

UBS LIMITED

By:	/s/ JAMES HARTOP
Name:	James Hartop
Title:	Managing Director

By:	/s/ ADRIAN LEWIS
Name:	Adrian Lewis
Title:	Managing Director
MORGAN STANLEY & CO.
INTERNATIONAL PLC

By:	/s/ RICHARD ALLAN
Name:	Richard Allan
Title:	Executive Director
For themselves.

SCHEDULE I

Underwriter	Percentage of Offered Shares
Goldman Sachs International	40%
UBS Limited	40%
Morgan Stanley & Co. International plc	20%

Total	100%

Sch-I

SCHEDULE II
     (a) Materials other than the Pricing Prospectus that comprise the Pricing Disclosure Package:
     None.
     (b) Issuer Free Writing Prospectuses not included in the Pricing Disclosure Package:
     None.
     (c) Additional Documents Incorporated by Reference:
     None.
Sch-II

SCHEDULE III
AngloGold Holdings plc
AngloGold Offshore Investments Limited
AngloGold Ashanti (Ghana) Limited
Geita Gold Mining Limited
Cluff Resources Ltd
AngloGold Ashanti Australia Limited
Cerro Vanguardia S.A.
Mineração Serra Grande S.A.
Mineração Morro Velho Ltda
AngloGold Brasil Ltda
AngloGold South America Ltd
AngloGold Ashanti USA Incorporated
Sch-III

EXHIBIT A
[FORM OF NOTICE FROM THE COMPANY TO THE UNDERWRITERS]
       July ___, 2008

Goldman Sachs International
UBS Limited
Morgan Stanley & Co. International plc

c/o	Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom
Dear Sirs and Mesdames:
     Reference is made to the Underwriting Agreement dated May 5, 2008 entered into by you and us (as amended from time to time, the “Underwriting Agreement”). Unless otherwise defined in this letter, capitalized terms defined in the Underwriting Agreement shall have the same meanings in this letter.
     We hereby give you notice, in accordance with Section 2(d) of the Underwriting Agreement, that the aggregate number of Offered Shares to be allocated to the Underwriters pursuant to the Underwriting Commitments is                      (the “Allotted Shares”). This is based on the Exercised Amount of                     . The number of Allotted Shares set out in this letter shall be final and binding on the Company for all purposes.

Very truly yours,

ANGLOGOLD ASHANTI LIMITED

By:
Name:
Title:
Exh-A

Accepted as of July ___, 2008 at
London, United Kingdom on behalf of themselves
and the other Underwriters

GOLDMAN SACHS INTERNATIONAL

By:
Name:
Title:

UBS LIMITED

By:
Name:
Title:

By:
Name:
Title:
Exh-A

EXHIBIT B
[FORM OF PRICING SUPPLEMENT]
May                     , 2008

Goldman Sachs International
UBS Limited
Morgan Stanley & Co. International plc

c/o	Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom
Dear Sirs and Mesdames:
Reference is made to the Underwriting Agreement dated May 5, 2008 entered into by you and us (as amended from time to time, the “Underwriting Agreement”). Unless otherwise defined in this letter, capitalized terms defined in the Underwriting Agreement shall have the same meanings in this letter.
As contemplated by Section 2(a) of the Underwriting Agreement, in consideration of the execution and delivery of the Underwriting Agreement, and of the mutual covenants contained therein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
1.	The Underwriting Agreement is hereby supplemented by the following provisions so that this Pricing Supplement shall form an integral part of the Underwriting Agreement.

2.	The first sentence of Section 2(a) of the Underwriting Agreement is restated in its entirety to state “The Subscription Price is ZAR [amount]”. From the date hereof, all references to the Underwriting Agreement shall be to the Underwriting Agreement, as amended.

3.	The Company represents and warrants to and agrees with the Underwriters that this pricing supplement has been duly authorized, executed and delivered by it and constitutes its valid and binding obligation.
Exh-B

4.	This pricing supplement shall be governed by the laws of the State of New York. Sections 15 and 16 of the Underwriting Agreement shall apply to this letter agreement mutatis mutandis as if set forth herein.

5.	This pricing supplement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same document.
If the foregoing is in accordance with your understanding, please sign and return to us six counterparts hereof, and upon the acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof shall constitute a binding agreement among each of the Underwriters and the Company.

Very truly yours,

ANGLOGOLD ASHANTI LIMITED

By:
Name:
Title:
Exh-B

Accepted as of May ___, 2008 at
London, United Kingdom on behalf of themselves
and the other Underwriters

GOLDMAN SACHS INTERNATIONAL

By:
Name:
Title:

UBS LIMITED

By:
Name:
Title:

By:
Name:
Title:
Exh-B

Annex I(a)
[Annex Omitted]

Annex I(b)
[Annex Omitted]

Annex I(c)
[Annex Omitted]

Annex I(d)
[Annex Omitted]

Annex I(e)
[Annex Omitted]

Annex II(a)
[Annex Omitted]

Annex II(b)
[Annex Omitted]

Annex II(c)
[Annex Omitted]

Annex II(d)
[Annex Omitted]

May 20, 2008
Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB
United Kingdom
UBS Limited
1 Finsbury Avenue
London, EC2M 2PP
United Kingdom
Ladies and Gentlemen:
     We refer to the underwriting agreement dated as of May 5, 2008 (the “Underwriting Agreement”) between AngloGold Ashanti Limited, a public company with limited liability incorporated under the laws of the Republic of South Africa (the “Company”), and the several Underwriters named in Schedule I to the Underwriting Agreement.
     Unless otherwise defined, capitalized terms used herein that are not otherwise defined have the meanings set forth in the Underwriting Agreement.
     Recognizing that we and you now desire to amend the Underwriting Agreement to provide for the addition of J.P. Morgan Securities Ltd. (“JPM”) as an Underwriter for the purposes of the Underwriting Agreement, in consideration of the mutual agreements contained herein and for other good and valuable consideration the sufficiency of which is hereby recognized by all parties hereto, the parties hereto agree that:
     (a) Schedule I to the Underwriting Agreement shall be deleted in its entirety and replaced with Schedule I to this agreement. No other term of the Underwriting Agreement shall be modified hereby, and the Underwriting Agreement, as amended as provided herein, shall remain in full force and effect.
     (b) Except where the context otherwise requires, any reference in the Underwriting Agreement to the “Underwriting Agreement” or “the Agreement” shall be construed to mean the Underwriting Agreement as amended hereby and as amended from time to time.
     (c) This agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.
     (d) This agreement shall be governed by the laws of the State of New York. Section 15 of the Underwriting Agreement shall apply to this agreement mutatis mutandis as if set forth herein.

     The Company represents and warrants to and agrees with the other parties hereto that this agreement has been duly authorized, executed and delivered by it and constitutes its valid and binding obligation.
     By executing this agreement, J.P. Morgan Securities Ltd. accepts its appointment as an Underwriter for the purposes of the Underwriting Agreement and shall be deemed to have executed the Underwriting Agreement, as amended, with effect from the date hereof and accordingly, shall be deemed to be a party to the Underwriting Agreement from the date hereof.

Very truly yours,

ANGLOGOLD ASHANTI LIMITED

By:	/s/ M TABACK
Name:	M. Taback
Title:	P. P. S Venkatakrishnan

By:	/s/ L EATWELL
Name:	L. Eatwell
Title:	Company Secretary

Accepted as of the date hereof at
London, United Kingdom

GOLDMAN SACHS INTERNATIONAL

By:	/s/ P. G. W. LINDOP
Name:	P. G. W. Lindop
Title:	Managing Director

UBS LIMITED

By:	/s/ JAMES HARTOP
Name:	James Hartop
Title:	Managing Director

By:	/s/ ADRIAN LEWIS
Name:	Adrian Lewis
Title:	Managing Director
MORGAN STANLEY & CO.
INTERNATIONAL PLC

By:	/s/ MANDY DE FILIPPO
Name:	Mandy De Filippo
Title:	Executive Director

J.P. MORGAN SECURITIES LTD.

By:	/s/ DEFNE AKARCALI
Name:	Defne Akarcali
Title:	Vice President
For themselves.

SCHEDULE I

Underwriter	Percentage of Offered Shares
Goldman Sachs International	38.1114%
UBS Limited	38.1114%
Morgan Stanley & Co. International plc	19.0558%
J.P. Morgan Securities Ltd.	4.7214%
Total	100%

May 21, 2008
Goldman Sachs International
UBS Limited
Morgan Stanley & Co. International plc
J.P. Morgan Securities Ltd.

c/o	Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB United Kingdom
Dear Sirs and Mesdames:
Reference is made to the Underwriting Agreement dated May 5, 2008 entered into by you and us (as amended on May 20, 2008 and as may be further amended from time to time, the “Underwriting Agreement”). Unless otherwise defined in this letter, capitalized terms defined in the Underwriting Agreement shall have the same meanings in this letter.
As contemplated by Sections 2(a) and 6(a) of the Underwriting Agreement, in consideration of the execution and delivery of the Underwriting Agreement, and of the mutual covenants contained therein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:
1.	The Underwriting Agreement is hereby supplemented by the following provisions so that this Pricing Supplement shall form an integral part of the Underwriting Agreement.

2.	As contemplated by Section 2(a) of the Underwriting Agreement, the first sentence of Section 2(a) of the Underwriting Agreement is restated in its entirety to state “The Subscription Price is ZAR 194.00”.

3.	As contemplated by Section 6(a) of the Underwriting Agreement, Schedule II of the Underwriting Agreement is deleted in its entirety and replaced by Exhibit A to this agreement.

4.	From the date hereof, all references to the Underwriting Agreement shall be to the Underwriting Agreement, as amended.

5.	The Company represents and warrants to and agrees with the Underwriters that this pricing supplement has been duly authorized, executed and delivered by it and constitutes its valid and binding obligation.

6.	This pricing supplement shall be governed by the laws of the State of New York. Sections 15 and 16 of the Underwriting Agreement shall apply to this letter agreement mutatis mutandis as if set forth herein.

7.	This pricing supplement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same document.
If the foregoing is in accordance with your understanding, please sign and return to us six counterparts hereof, and upon the acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof shall constitute a binding agreement among each of the Underwriters and the Company.

Very truly yours,

ANGLOGOLD ASHANTI LIMITED

By:	/s/ M TABACK
Name: M Taback
Title: P. P. S Venkatakrishnan

By:	/s/ L EATWELL
Name: L. Eatwell
Title: Company Secretary

Accepted as of May 21, 2008 at
London, United Kingdom on behalf of themselves
and the other Underwriters

GOLDMAN SACHS INTERNATIONAL

By:	/s/ P. G. W. LINDOP
Name:	P. G. W. Lindop
Title:	Managing Director

UBS LIMITED

By:	/s/ JAMES HARTOP
Name:	James Hartop
Title:	Managing Director

By:	/s/ ADRIAN LEWIS
Name:	Adrian Lewis
Title:	Managing Director
MORGAN STANLEY & CO.
INTERNATIONAL PLC

By:	/s/ MANDY DE FILIPPO
Name:	Mandy De Filippo
Title:	Executive Director

J.P. MORGAN SECURITIES LTD.

By:	/s/ DEFNE AKARCALI
Name:	Defne Akarcali
Title:	Vice President

Exhibit A
SCHEDULE II

	(a)	Materials other than the Pricing Prospectus that comprise the Pricing Disclosure Package:

None.

	(b)	Issuer Free Writing Prospectuses not included in the Pricing Disclosure Package:

	•	Roadshow slides filed with the Commission pursuant to Rule 433 on May 21, 2008.

	(c)	Additional Documents Incorporated by Reference:

None.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, AngloGold Ashanti Limited has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGLOGOLD ASHANTI LIMITED
Date: May 27, 2008	By:	/s/ LYNDA EATWELL
		Name:	Lynda Eatwell
		Title:	Company Secretary